Exhibit 2

FIRST AMENDMENT TO RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO RIGHTS AGREEMENT (the “First Amendment”) is made as of December 21, 2004, by and between The TriZetto Group, Inc., a Delaware corporation (the “Company”) and U.S. Stock Transfer Corporation (the “Rights Agent”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement dated as of October 2, 2000 (the “Rights Agreement”);

WHEREAS, the Distribution Date has not yet occurred;

WHEREAS, concurrently with this First Amendment, the Company is repurchasing all of the 12,142,857 Common Shares owned by IMS Health Incorporated (“IMS”), of which 5,542,857 Common Shares will be retired and 6,600,000 of such Common Shares will be issued to VA Partners, LLC (“ValueAct”), which Common Shares will represent approximately 15.7% of the outstanding Common Shares of the Company as of the date of this First Amendment;

WHEREAS, the Board of Directors has determined that it is in the best interests of the stockholders of the Company that the Rights Agreement be amended as set forth below and directs that this First Amendment be adopted by resolution approved on December 3, 2004; and

WHEREAS, Section 27 of the Rights Agreement provides that the Company and the Rights Agent shall, if the Company so directs, amend any provision of the Rights Agreement without the approval of holders of Common Shares, subject to the approval of IMS with respect to amendments to Section 1(a) of the Rights Agreement.

NOW, THEREFORE, the parties agree to amend the Rights Agreement as follows:

1. The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement shall be restated in its entirety to read as follows:

“(a) ‘Acquiring Person’ shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but (i) shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan and (ii) shall not include, subject to the limitations set forth in proviso at the end of this sentence, ValueAct, its Affiliates or Associates; provided, however, notwithstanding the foregoing, ValueAct, its Affiliates and Associates shall be an “Acquiring Person” if ValueAct, its Affiliates and Associates shall be the Beneficial Owner of more than 15.7% of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares of the Company outstanding, increases the proportionate number of Common Shares of the Company beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding (or the Beneficial Owner of more than 15.7% of the Common Shares of the Company then outstanding in the case of ValueAct, its Affiliates and Associates); provided, however, that, if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

2. The definitions of “Permitted IMS Transferee” set forth in Section 1(o), “IMS” set forth in Section 1(l) and “Merger” set forth in Section 1(m) of the Rights Agreement are hereby deleted in their entirety.

3. Section 27 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Section 27. Supplements and Amendments. The Company may from time to time supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any other provisions with respect to the Rights which the Company may in its sole discretion deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that, (i) from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights, and (ii) for so long as ValueAct, its Affiliates and Associates own 10% or more of the Common Shares of the Company then outstanding, the first proviso in Section 1(a) hereof may not be amended without the prior written consent of ValueAct. Without limiting the foregoing, the Company may at any time prior to such time as any Person becomes an Acquiring Person amend this Agreement to lower the 15% thresholds set forth in Section 1(a) and 3(a) hereof to not less than 10% (the “Reduced Threshold”);

provided, however, that no Person who beneficially owns a number of Common Shares equal to or greater than the Reduced Threshold shall become an Acquiring Person unless such Person shall, after the public announcement of the Reduced Threshold, increase its beneficial ownership of the then outstanding Common Shares (other than as a result of an acquisition of Common Shares by the Company) to an amount equal to or greater than the greater of (x) the Reduced Threshold or (y) the sum of (i) the lowest beneficial ownership of such Person as a percentage of the outstanding Common Shares as of any date on or after the date of the public announcement of such Reduced Threshold plus (ii) .001%.

4. Except as set forth herein, the Rights Agreement shall remain in full force and effect, and terms not otherwise defined herein shall having the meanings ascribed to them in the Rights Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed as of the date and year first above written.

THE TRIZETTO GROUP, INC.,
a Delaware corporation

By:	/s/ James J. Sullivan
	Name:	James J. Sullivan
	Title:	Senior Vice President and General Counsel

U.S. STOCK TRANSFER CORPORATION

By:	/s/ Syed A. Hussaini
	Name:	Syed A. Hussaini
	Title:	Vice President

Pursuant to Section 27 of the Rights Agreement, IMS hereby consents to the amendments set forth in Section 1 of this First Amendment as of the date first written above.

IMS HEALTH INCORPORATED

By:	/s/ Robert H. Steinfeld
	Name:	Robert H. Steinfeld
	Title:	Senior Vice President, General Counsel and Corporate Secretary

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